EXHIBIT 1
CORPORACIÓN DURANGO, S. A. B. DE C. V.
(formerly known as Corporación Durango,
S. A. de C. V.)
UNCONSOLIDATED FINANCIAL STATEMENTS
(Translated from the original issued in Spanish)
FOR THE YEARS ENDED
DECEMBER 31, 2006, AND 2005

CORPORACIÓN DURANGO, S. A. B. DE C. V.
(formerly known as Corporación Durango, S. A. de C. V.)
UNCONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
Board of Directors and Stockholders of
Corporación Durango, S. A. B. de C. V.:
We have audited the accompanying unconsolidated balance sheets of Corporación Durango, S. A. B. de C. V. (the “Company”) as of December 31, 2006 and 2005, and the related unconsolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Durango International, Inc. and Subsidiaries (a wholly–owned subsidiary), for which the Company has recorded an investment in subsidiaries of $1,263 millions of Mexican pesos and a loss in subsidiaries of $410 millions of Mexican pesos for the year ended December 31, 2005. Those statements, prepared in accordance with generally accepted accounting principles in the United States, were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for Durango International, Inc. and Subsidiaries is based solely on the report of such other auditor.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements, including the Company’s conversion of the amounts in the financial statements of Durango International Inc., as of December 31, 2005 and for the year then ended, prepared in accordance with generally accepted accounting principles in the United States presented in U.S. dollars, to amounts in accordance with Mexican financial reporting standards presented in Mexican pesos of equivalent purchasing power at December 31, 2006. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor for 2005 provide a reasonable basis for our opinion.
In our opinion, based in our audit and the report of the other auditor, the unconsolidated financial statements referred to above present fairly, in all material respects, the unconsolidated financial position of Corporación Durango, S. A. B. de C. V. as of December 31, 2006 and 2005, and the unconsolidated results of their operations, the changes in their stockholders’ equity and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards.
These audited unconsolidated financial statements should be read in connection with the Company’s audited consolidated financial statements for the years ended December 31, 2006 and 2005.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the unconsolidated financial statements.
PricewaterhouseCoopers, S.C.
Mexico City, April 27, 2007, except for Note 17 as to which the date is July 2, 2007
Javier Monroy, C.P.
Audit Partner

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CORPORACIÓN DURANGO, S. A. B. DE C. V.
(formerly known as Corporación Durango, S. A. de C. V.)
UNCONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
Assets

CURRENT ASSETS:
Cash	$23,455	$303,065
Short-term related parties (Note 9)	48,399	100,914
Tax recoverable	15,089	44,589
Other current assets	539	—

Total current assets	87,482	448,568

LONG-TERM RELATED PARTIES (Note 9)	1,563,866	9,011,346

INVESTMENT IN SUBSIDIARIES (Note 4)	11,609,773	3,566,354

OTHER ASSETS — Net	10,243	—

DEFERRED TAX (Note 11b.)	33,428	32,449

Total assets	$13,304,792	$13,058,717

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$150,670	$154,203
Accrued interest	485	241
Accrued expenses and taxes	203,701	217,102

Total current liabilities	354,856	371,546

LONG-TERM LIABILITIES:
Long-term debt (Note 5)	5,490,919	5,866,230
Long-term related parties (Note 9)	2,672,614	1,976,485

Total long-term liabilities	8,163,533	7,842,715

Total liabilities	8,518,389	8,214,261

STOCKHOLDERS’ EQUITY:
Common stock (Note 7)	5,665,838	5,665,838
Additional paid-in capital	4,669,618	4,662,849
Retained earnings	3,048,077	2,861,646
Net (loss) income for the year	(71,710)	186,431
Loss from holding nonmonetary assets	(5,535,742)	(5,682,079)
Cumulative initial effect of deferred income taxes	(3,484,336)	(3,484,336)
Cumulative translation adjustment of foreign subsidiaries	494,658	634,107

Total stockholders’ equity	4,786,403	4,844,456

Commitments and contingencies (Notes 13 and 14)	—	—

Subsequent events (Note 15)	—	—

Total liabilities and stockholders’ equity	$13,304,792	$13,058,717

The accompanying notes are an integral part of these unconsolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

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CORPORACIÓN DURANGO, S. A. B. DE C. V.
UNCONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
LOSS IN SUBSIDIARIES (Note 4)	($114,605)	($1,032,980)

General expenses	7,931	8,576

Operating loss	(122,536)	(1,041,556)

Other income (expenses) — Net (Note 10)	20,978	(181,717)

Net comprehensive financing income:
Interest expense	(752,738)	(614,057)
Interest income	841,275	2,205,584
Exchange gain	11,909	29,756
(Loss) gain on monetary position	(50,988)	5,121

	49,458	1,626,404

(Loss) income from continuing operations before income taxes	(52,100)	403,131

Deferred income tax	(19,610)	(329,908)

(Loss) income before gain in subsidiaries with discontinued operations	(71,710)	73,223

Gain in subsidiaries with discontinued operations (Note 12)	—	113,208

Net (loss) income	($71,710)	$186,431

Basic and diluted (loss) income per share of:
Continuing operations	($0.65)	$0.68
Discontinued operations:	—	1.04

Basic and diluted net (loss) income per share	($0.65)	$1.72

Weighted average number of shares outstanding	110,641,111	108,528,665

The accompanying notes are an integral part of these unconsolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

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CORPORACIÓN DURANGO, S. A. B. DE C. V.
UNCONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

						Cumulative
				Cumulative	Cumulative	translation
	Common	Additional		loss from	initial effect	adjustment	Total
	stock	paid-in	Retained	holding non	of deferred	of foreign	stockholders’
	(Note 7)	capital	earnings	monetary assets	income taxes	subsidiaries	equity
Balances as of January 1, 2005	$5,363,337	$1,568,689	$2,861,646	($4,936,061)	($3,484,336)	$276,200	$1,649,475

Increase in common stock (Note 5)	302,501						302,501

Premium in issuance of shares		3,094,160					3,094,160

Comprehensive loss			186,431	(746,018)		357,907	(201,680)

Balances as of December 31, 2005	5,665,838	4,662,849	3,048,077	(5,682,079)	(3,484,336)	634,107	4,844,456

Premium in issuance of shares		6,769					6,769

Comprehensive loss			(71,710)	146,337		(139,449)	(64,822)

Balances as of December 31, 2006	$5,665,838	$4,669,618	$2,976,367	($5,535,742)	($3,484,336)	$494,658	$4,786,403

The accompanying notes are an integral part of these unconsolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

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CORPORACIÓN DURANGO, S. A. B. DE C. V
UNCONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
Operating activities:

(Loss) income of continuing operations	($71,710)	$73,223

Items applied to income that did not require (provide) resources:
Participation in subsidiaries	114,605	1,032,980
Depreciation	—	10,696
Deferred income tax	19,610	329,908

	62,505	1,446,807

Changes in operating assets and liabilities:
(Increase) decrease in:
Related parties	52,515	(63,784)
Inventories — Net	—	4,467
Other current assets	28,961	46,868
Trade accounts payable	2,789	(7,023)
Accrued interest	244	241
Other — Net	(16,190)	11,462

Net resources provided by operating activities before discontinued operations	130,824	1,439,038

Financing activities:

Short-term and long-term debt	(153,004)	(4,033,453)
Payments of long-term debt	(240,926)	(106,048)
Related parties	8,143,609	(99,857)
Common stock increase	—	302,501
Additional paid — in capital	6,769	3,094,160

Net resources used in financing activities	7,756,448	(842,697)

Investing activities:
Investment in other assets	(10,243)	—

Acquisition and sale of property, plant and equipment	—	412,197
Investment in subsidiaries	(8,156,639)	(712,983)

Net resources used in investing activities	(8,166,882)	(300,786)

Increase (decrease) in cash and cash equivalents	(279,610)	295,555

Balance of cash and cash equivalents at beginning of year	303,065	7,510

Balance of cash and cash equivalents at end of year	$23,455	$303,065

The accompanying notes are an integral part of these unconsolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

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CORPORACIÓN DURANGO, S. A. B. DE C. V
(formerly known as Corporación Durango, S. A. de C. V.)
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Expressed in thousands of constant Mexican pesos of
purchasing power as of December 31, 2006
NOTE 1 — THE ENTITY:
a.	The company was created on March 28, 1980 with legal address in Durango, Durango, its main activity is to buy, to acquire, to lease or in any other form to operate, to sell or to dispose of all kinds of shares of the societies or associations, in accordance with Mexican Corporate Law. The Company does not have personal and all the administrative services are lent him by a subsidiary company.

b.	On December 8, 2006, the board of Director’s decided to modify the social denomination of Corporación Durango, S. A. de C. V. to Corporación Durango, S. A. B. de C. V.; also, they modified the Company’s by-laws to reflect the new integration, organization and operation of its corporate organisms and the new rights of the minority stockholders, in accordance to Mexican Law of Stock Market, published on December 30, 2005.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying unconsolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2006 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. See Note 5.

b.	Basis of presentation — The accompanying unconsolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“NIF’s” for its initials in Spanish), issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF for its initials in Spanish”).

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On May 31, 2004, the Mexican Institute of Public Accountants (MIPA) formally transferred the function of issuing financial information standards to the CINIF, consistently with the international trend of requiring this function to be performed by an entity independent from the accounting professional boards.
Accordingly, the task of establishing Mexican GAAP bulletins and Circulars formerly issued by the MIPA was transferred to CINIF, which adopted and subsequently renamed standards of Mexican GAAP as NIF and determines that NIF encompasses: i) new bulletins established under the new function; ii) any interpretation issued thereon iii) any Mexican GAAP bulletins that have not been amended, replaced, revoked by the new NIFs; and iv) International Reporting Standards (IFRS) that are supplementary guidance to be used when NIF or Mexican GAAP does not provide primary guidance. As of January 1, 2006, all financial statements must be prepared in accordance with NIF.
c.	Stock investment. The ownership percentage in the capital stock of the Company’s significant subsidiaries is shown below.

	Ownership
Group or Company	percentage	Activity
Administración Corporativa de Durango, S. A. de C. V. and subsidiaries	100%	Administrative services

Cartonpack, S. A. de C. V. (See Note 9d.)	95%	Manufacturing of corrugated boxes.

Compañía Forestal de Durango, S. A. de C. V.	100%	Administrative services

Compañía Papelera de Atenquique, S. A. de C. V.	93%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes.

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks.

Grupo Pipsamex, S. A. de C. V. and subsidiaries (See Note 9d)	87%	Manufacturing of newsprint and bond paper.

Industrias Centauro, S. A. de C. V. (See Note 9d.)	84%	Manufacturing of paper for corrugated boxes.

Papel y Empaques Tizayuca, S. A. de C. V. (See Note 9c.)	100%	Manufacturing of paper for corrugated boxes.

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Porteadores de Durango, S. A. de C. V. and subsidiaries	100%	Hauling freight

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d.	Translation of financial statements of foreign subsidiaries — The accounting policies of the company’s foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2006 and 2005 financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.
NOTE 3 -SIGNIFICANT ACCOUNTING POLICIES:
The companying financial statements were authorized for issuance on April 27, 2007 by the Board Directors.
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.

iii.	In January 1, 2005 Statement C-2 “Financial Instruments” became effective, which require that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and includes rules for determining the effects of impairment of financial instruments. The adoption of this statement did not have a significant effect on the accompanying financial statements.

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b.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liability until they are declared.

c.	Investments in capital stock of affiliated and associated companies are valued by the participation method when the Company exercises significant influence on the investor. The acquisition cost of the stocks is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.

d.	Investments in derivative financial instruments for trading purposes, are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income.

On January 1, 2005, the company adopted Statement C-10, “Derivative Financial Instruments and Coverage Operations”. This Statement, provides guidance for recording, valuation and disclosure criteria applicable to all derivative financials instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. The Company has segregated service contracts in foreign currency representing an exchange rate risk during the term of such contracts, the adoption of this Statement as of December 31, 2006 resulted in an income for $10,782.

e.	Income tax (IT) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. See Note 11.

f.	Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

g.	Common Stock, legal reserve, premium issuance of shares and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined applying factors derived from the NCPI to the historical values.

h.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

i.	Cumulative loss from holding non-monetary assets, represents the initial accrued result on monetary position and the result of holding non-monetary assets ( inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

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j.	Comprehensive (loss) income represents the net (loss) income, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

k.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 4.05% in 2006 and 3.33% in 2005.

l.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during 2006 and 2005. There are no effects from potential dilutive shares.

m.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

n.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date.

Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 8.

o.	As of January 1, 2005, Statement B-7, “Business Acquisitions”, established, among other things, the purchase method to account for business acquisition. In addition, Statement B-7 modified the accounting treatment of goodwill, which is no longer permitted to be amortized and is subject to annual impairment evaluation. Also provides specific guidance for the acquisition of minority interest and transfer of assets of stock among entities of common control.

p.	Leasing operations are registered under Statement D-5 “Leasing”. The Company capitalizes leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciations rates of the common acquired assets.

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NOTE 4 — INVESTMENT IN SUBSIDIARIES:
At December 31, 2006 and 2005 is integrated as follows:

				Participation of the year
		December 31		gain (loss)
Subsidiaries	Ownership	2006	2005	2006	2005
Administración Corporativa de Durango, S. A. de C. V.	100%	($431,029)	($402,801)	($51,316)	($909,467)
Cartonpack, S. A. de C. V.	95%	3,038,825	—	—	—
Compañía Forestal de Durango, S. A. de C. V.	100%	115,749	108,162	11,452	(45,270)
Compañía Papelera de Atenquique, S. A. de C. V.	93%	548,642	795,126	(246,183)	(30,796)
Durango Internacional, S. A. de C. V.	100%	—	5,768	428	(183,600)
Durango International, Inc.	100%	1,276,392	1,262,734	5,529	18,455
Empaques de Cartón Titán, S. A. de C. V.	100%	(353,506)	(350,624)	(4,850)	(90,066)
Envases y Empaques de México, S. A. de C. V.	100%	108	98	10	(133,592)
Grupo Pipsamex, S. A. de C. V.	87%	2,242,843	2,097,705	161,312	535,634
Industrias Centauro, S. A. de C. V.	84%	4,663,831	333,730	4,959	(15,477)
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.	28%	31	—	—	—
Papel y Empaques Tizayuca, S. A. de C. V.	100%	19,736	—	—	—
Ponderosa Industrial de México, S. A. de C. V.	100%	333,254	(404,263)	(31,415)	(151,139)
Porteadores de Durango, S. A. de C. V.	100%	154,897	120,719	35,469	(27,662)

		$11,609,773	$3,566,354	($114,605)	($1,032,980)

Below is shown the condensed consolidated information, which includes the Company and its subsidiaries.

	December 31,
	2006	2005
Balance Sheets:

Current assets	$3,638,277	$3,805,862
Property, plant and equipment — Net	11,254,499	11,356,508
Other assets	266,308	270,932

Total assets	$15,159,084	$15,433,302

Short — term liabilities	$1,831,112	$1,705,727
Long term liabilities	8,122,451	8,822,470

Total liabilities	9,953,563	10,528,197

Common stock	5,665,838	5,665,838
Retained earnings	3,048,077	2,861,646
Loss from holding non-monetary assets	(5,535,742)	(5,682,079)
Others	1,608,230	1,999,051

Majority stockholders’ equity	4,786,403	4,844,456
Minority interest	419,118	60,649

Total stockholders’ equity	5,205,521	4,905,105

Total liabilities and stockholders’ equity	$15,159,084	$15,433,302

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	For the year ended
	December 31,
	2006	2005
Statements of operations:

Net sales	$9,698,173	$8,475,857
Cost of sales and operating expenses	8,864,778	8,091,591

Operating income	833,395	384,266
Net comprehensive financing cost	(395,799)	(17,323)
Other income — Net	68,512	7,482
Income tax benefit	(532,877)	(316,324)
Employee statutory profit sharing	(3,501)	(761)
Discontinued operations	—	113,208

Net (loss) gain	($30,270)	170,548

NOTE 5 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity, is as follows:

	December 31,
	2006	2005
Current portion of long-term debt	$150,670	$154,203
Long-term debt	5,490,919	5,866,230

	$5,641,589	$6,020,433

b.	Financial restructuring
In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of the Company’s products into the Mexican market.
These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow.
On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were

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obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.
On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for commercial reorganization (concurso mercantil) or other bankruptcy protection.
On May 25, 2004, following the Company’s filing under Mexico’s Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.
On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.
On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “Concurso Proceeding”.
On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to unsecured financial creditors (Steering Group) and members of the Ad hoc Committee of bondholders and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.
Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.

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Holders of other unsecured loans, including 12 5/8% Notes maturing in 2003, 13 1/8% Notes maturing in 2006, 13 1/2% Notes maturing in 2008 and 13 3/4% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for the their current debt, in addition, all creditors will receive 17% of the Company’s capital stock.
On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican Court, and on February 7, 2005, the Mexican Court approved the plan of reorganization, ending the concurso proceeding for the Company.
On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,676,556 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,347,009 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,920,333 (US$510.3 million) related to its 12 5/8 Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8 Senior Notes due 2006 (the “2006 Senior Notes”), its 13 1/2 Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4Senior Notes due 2009 (the “2009 Senior Notes”) and the note issued under its Euro Commercial Paper Program, (the “ECP note”) received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $5,032,370 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$57 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.

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c.	Total short-term and long-term debt by composition, is as follows:

	December 31,
	2006	2005
Senior Notes	$4,614,539	$4,799,879
Bank loans	1,027,050	1,220,554

	$5,641,589	$6,020,433

RESTRUCTUTED DEBT
(1) Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $218,529 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $280,134 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,617,106 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,700,018 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $124,225 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the

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2008 Senior Notes was $162,582 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 343,333 of its Series B Shares.
2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,097,791 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,829,547 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $59,937 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.
The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,799,879 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
Banamex Loan. The Company borrowed an aggregate principal amount of $1,126,813 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $903,077 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $216,919 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

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Banamex Note. The Company borrowed an aggregate principal amount of $87,507 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $61,136 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,777 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $319,824 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $140,013 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $179,811 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $289,855 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,792 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $599,369 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $119,874 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,357 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

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Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $263,722 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $203,785 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $22,414 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $31,355 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $31,355 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $4,058 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $37,160 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s

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guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $28,405 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,506 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3) Reduction in the 2005 carrying value debt.
The reduction of $1,163,256 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, that combined summarized $3,396,661, was exchanged for 17% of the Company’ capital stock during 2005.
DEBT AT DECEMBER 31, 2006 AND 2005
TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,347,009 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these notes at December 31, 2006 and 2005 was $1,027,050 (US$95.0 million) and $1,220,554 (US$110.3 million), respectively.
TRANCHE B.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $5,032,370 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2006 and 2005 was $4,614,538 (US$426.8 million) and $4,799,879 (US$433.8 million), respectively.

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Long-term debt maturities as follows:

	December 31,
	2006	2005
2007	$—	$154,203
2008	150,670	154,203
2009	150,670	154,203
2010	163,212	154,203
2011	251,089	154,203
2012	4,775,278	5,095,215

	$5,490,919	$5,866,230

NOTE 6 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate. The Company’s the long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

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NOTE 7 — STOCKHOLDERS’ EQUITY:
a.	Shares of common at par value as of December 31, are comprised as follows:

	2006
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital:
Unique Series	65,419,089	$982,074	$2,042,648	$3,024,722

Variable capital:
Unique Series	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

On February 20, 2006, Board of Directors decided to change the series A and B for an Unique series of ordinary shares, which will confer same rights and obligations to they owners.

	2005
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$2,022,461	$2,722,221
Series B	18,805,918	282,314	20,187	302,501

Variable capital:
Series A	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006 and 2005, the legal reserve, in historical pesos, was $201,477 and $193,281, respectively.

c.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2006, the rate was 29% (30% in 2005) and will be reduced by one percentage point each year until reaching 28% in 2007.

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Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

d.	The balances of the tax account related to stockholders’ equity as of December are as follows:

	December 31,
	2006	2005
Contributed capital account	$3,876,816	$3,925,146
After tax profits account	1,953,729	1,876,295
Reinvested after tax profits account	985,927	985,927

Total	$6,816,472	$6,787,368

NOTE 8 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS:
a.	At December 31, the foreign currency monetary position is as follows:

	December 31,
	2006	2005
Thousands of US dollars:
Monetary assets	$3,167	$25,235
Monetary liabilities	(523,193)	(566,235)

Monetary (liability) position — Net	($520,026)	($541,000)

Equivalent in Mexican pesos	($5,622,313)	($5,753,210)

b.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	December 31,
	2006	2005
Interest income	205	91
Interest expense	(47,789)	(43,324)
Restructuring expenses	(3)	(3,984)
Others	(2,176)	(954)

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c.	The exchange rates in effect at the dates of the unconsolidated balance sheets and issuance of the unconsolidated financial statements were as follows:

	December 31,		April 27,
	2006	2005	2007
U.S. dollar	$10.8116	$10.6344	$10.9200
NOTE 9 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	December 31,
	2006	2005
Interest incom	$818,361	$2,291,988
Interest expense	213,088	127,491
Sale of machinery and industrial equipment	—	429,560
Sale of paper	—	4,693
Purchase of paper	1,554	408
Rents income	14,853	25,797
Other income (expense)	(19,526)	(100,007)
Administrative services expenses	2,193	53,713
b.	Accounts receivable from related parties were as follows:

	December 31,
	2006	2005
Short-term receivable:

Compañía Papelera de Atenquique, S. A. de C. V.	$25,029	$24,146
Fibras de Durango, S. A. de C. V.	9,755	9,195
Papeles y Empaques Tizayuca, S. A. de C. V.	5,566	—
Fábrica de Papel Tuxtepec, S. A. de C. V.	4,873	4,445
Durango Internacional, S. A. de C. V.	1,224	—
Grupo Pipsamex, S. A. de C. V.	1,200	3,067
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (2)	678	173
Compañía Forestal de Durango, S. A. de C. V.	53	31,214
Fábrica Mexicana de Papel, S. A. de C. V.	21	17,365
Administradora Corporativa y Mercantil, S. A. de C. V. (1)	—	11,309

	$48,399	$100,914

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	December 31,
	2006	2005
Long-term receivable:

Industrias Centauro, S. A. de C. V.	$1,095,183	$5,012,283
Cartonpack, S. A. de C. V.	461,867	3,317,242
Envases y Empaques de México, S. A. de C. V.	6,816	6,237
Ponderosa Industrial de México, S. A. de C. V.	—	643,521
Empaques de Cartón Titán, S. A. de C. V.	—	32,063

	$1,563,866	$9,011,346

Long-term payable:

Empaques de Cartón Titán, S. A. de C. V.	$2,007,323	$—
Durango International, Inc	271,766	257,315
Durango McKinley Paper Co.	202,542	192,557
Compañía Norteamericana de Inversión en Celulosa y Papel, S. A. de C. V.	110,912	65,750
Porteadores de Durango, S. A. de C. V.	78,735	73,890
Servicios Industriales Tizayuca S. A. de C. V.	1,336	—
Durango Internacional, S. A. de C. V.	—	52
Administración Corporativa de Durango, S. A. de C. V.	—	1,386,921

	$2,672,614	$1,976,485

(1)	Administradora Corporativa y Mercantil, S. A. de C. V. (“ACM”) a company owned and controlled by the Rincón family.

(2)	Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (“Líneas Aéreas”) — The Company obtains service flights from Líneas Aéreas, a company that was owned and controlled by the Rincón family until April 18, 2005. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.
Transactions with Directors and their Affiliates — The Company sells newsprint to El Universal. Juan Francisco Ealy Ortiz, one of CODUSA’s directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the year ended December 31, 2006 and 2005, we recorded net sales to El Universal of approximately $120 (US$11.1 million) and $166 (US$15.0 million), respectively.

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c.	Creation of new subsidiary:

Corporación Durango, S. A. B. de C. V., Empaques de Cartón Titán, S. A. de C. V., Industrias Centauro, S. A. de C. V. and Inmobiliaria Industrial Tizayuca, S. A. de C. V., entered into an operating lease agreement with GE Capital CEF México, S. de R. L. de C. V., effective as of March 31, 2006. This agreement has a term of 7.5 years by US$50 million. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S. A. de C. V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

d.	Ownership percentage movements:

On February 13, 2006 NKM Corporativo, S. A. de C. V. capitalized Grupo Pipsamex, S. A. de C. V., for an amount of $314,610, with a 13.3% participation in that Company.

On December 31, 2006 Corporación Durango, S. A. B. de C. V. capitalized Cartonpack, S. A. de C. V., for an amount of $3,066,509, with a 94.7% of participation in that Company.

On December 31, 2006 Corporación Durango, S. A. B. de C. V. capitalized Industrias Centauro, S. A. de C. V., for an amount of $4,260,379, with a 84% of participation in that Company.
NOTE 10 — OTHER (EXPENSES) INCOME, Net:

	December 31,
	2006	2005
Restructuring expenses	($27,374)	($68,379)
Depreciation	—	(10,697)
Lease	—	24,793
Other income (expense) — Net	48,352	(127,434)

	$20,978	($181,717)

NOTE 11 — INCOME TAX (IT) AND ASSET TAX (AT):
The Company is subject to IT and AT. IT is calculated considering as taxable or non-taxable some inflation effects, like calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustment, which is similar to the result for monetary position.

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As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% and 28% in 2006 and 2007, respectively. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2006 and 2005, a decrease in income tax asset of $676 and $23,565, respectively, which reduced net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT of the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries and the holding company are consolidated at 100% of such proportion for 2006 and 2005. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and EPS for the years ended December 31, 2006 and 2005 is:

	December 31,
	2006	2005
Statutory income tax rate	29%	30%
Plus (less) the effect of permanent differences:
Non-deductible expenses	0.78%	2.10%
Plus (less) the effects of inflation	15.74%	(2.40%)
Effect of the rate reduction on deferred	—	0.80%
Change in valuation allowance of recoverable deferred IT asset and AT	(19.50%)	(7.40%)
Others	5.35%	—

Effective income tax rate	31.37%	23.10%

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b.	At December 31, 2006 and 2005 the main components of the net deferred IT liability balance are:

	December 31,
	2006	2005
Deferred IT liability (asset):
Other assets	($22,364)	($32,285)
Other — Net	(11,064)	(164)

Deferred IT from temporary differences	(33,428)	(32,449)

Tax loss carryforwards	(144,642)	(132,331)
Recoverable AT carryforwards	(86,490)	(84,364)

	(264,560)	(249,144)
Valuation allowance for the effect of deferred IT assets and recoverable AT	231,132	216,695

Net long-term deferred IT liability	($33,428)	($32,449)

c.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for those amounts it does not expect to recover.
d.	Unamortized tax loss carryforwards and recoverable AT for which the deferred IT asset and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 21, 2006 are as follows:

Year of	Tax loss	Recoverable
expiration	carryforwards	AT
2012	$—	$42,592
2013	472,645	43,898
2016	43,933	—

	$516,578	$86,490

e.	For the years ended December 31, 2006 and 2005, the change in gain (loss) from holding non monetary assets includes the effect of the deferred income tax of $1,879 and $19,715, respectively.

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NOTE 12 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the year ended December 31, 2005. Discontinued operations were as follows:
On July 15, 2005, CODUSA’s subsidiaries, Ponderosa and Compañía Forestal de Durango, S. A. de C. V., sold the assets of the Company’s Chihuahua particleboard plant for $347,936 (US$30 million). As a result of this sale, the capacity of the Company’s other segment was reduced by 200 thousands short tons, the Company ceased producing particleboard and the Company no longer has any discontinued operations.
The statements of operations reflect the effects of discontinued operations, which were comprised as follows for the years ended December 31, 2005:

2005
Net sales	$172,771
Cost of sales	146,827

Gross profit	25,944
Operating expenses — Net	22,842

Income from operations	3,102

Net comprehensive financing income (cost)	79,341
Other expenses — Net	(20,692)

Income from discontinued operations	61,751

Revenue from sales of discontinued operations	347,936
Cost of sales of assets of discontinued operations	364,353

Loss on sales of discontinued operations	(16,417)

IT and ESPS	67,874

Net income from discontinued operations	$113,208

Depreciation and amortization	$7,229

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NOTE 13 — COMMITMENTS:
a.	As mention in Note 9c., the Company lease certain equipment under non-cancelable operating leases. Rental expenses totaled $15,758 for the year ended December 31, 2006. As of December 31, 2006, estimated future minimum lease payments were as follows:

Year	Amount
2007	$17,534
2008	18,995
2009	20,456
2010	24,840
2011 and thereafter	87,670

$169,495

NOTE 14 — CONTINGENCIES:
a.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V., (“Pronal”). Subsequent to the sale of Pronal, the Mexican National Water Commission billed the Company $213,000 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor. However, the Company is evaluating an option by a decree allowing for an 80% discount of the due amount and a 100% discount of fines and other expenses.
b.	Similarly, subsequent to the sale of Pronal, the Mexican National Water Commission billed the Company $2,100 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. In 2005, the Company filed an appeal with the Federal Tax and Administrative Court, and is currently accounting the acceptance of this appeal.
c.	As a result of operations with related foreign parties, differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
d.	The operations of the Company’s Mexican subsidiaries are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

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In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S. A. de C. V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The operations of the Company’s U.S. subsidiaries are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 and Resources Conservation and Recovery Act has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

e.	The Mexican tax authority may have a different criteria from the Company’s as a result of tax documentation review.

f.	On May 26, 2006, the subsidiary Fábrica Mexicana de Papel, S. A. de C. V., interposed a demand of nullity, against the resolution that determines a tax assessment for $15,176 regarding 1984 fiscal year, previous date of the acquisition of the subsidiary, for dividend distribution supposedly associated to non deducible expenses. The Company is evaluating the option that allows the partial waiver of taxes, published on April 2007.

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NOTE 15 — SUBSEQUENT EVENTS:
a.	On January 10, 2007, twelve companies were created to provide administrative services and labor to the Company’s paper and corrugated container facilities. Inmobiliaria Industrial Tizayuca, S.A. de C.V. is the stockholder, as follows:

	Ownership
Company	percentage	Activity
Secodusa, S. A. de C. V.	100%	Administrative services

Servicios Pipsamex, S. A. de C. V.	100%	Administrative services

Mexpape, S. A. de C. V.	100%	Administrative services

Fapatux, S. A. de C. V.	100%	Administrative services

Ectsa Industrial, S. A. de C. V.	100%	Administrative services

Enosa Industrial, S. A. de C. V.	100%	Administrative services

Cartonpack Industrial, S. A. de C. V.	100%	Administrative services

Eyemsa Industrial, S. A. de C. V.	100%	Administrative services

Administración Industrial Centauro, S. A. de C. V.	100%	Administrative services

Administradora Industrial Durango, S. A. de C. V.	100%	Administrative services

Atenmex, S. A. de C. V.	100%	Administrative services

Atensa, S. A. de C. V.	100%	Administrative services
b.	On January 31, 2007, Board of Directors approved the merger of Grupo Pipsamex, S. A. de C. V., with the following companies: Fábricas de Papel Tuxtepec, S. A. de C. V., Fábrica Mexicana de Papel, S. A. de C. V., Fibras de Durango, S. A. de C. V. and Inmobiliaria Industrial de Durango, S. A. de C. V. Grupo Pipsamex, S. A. de C. V., was the surviving company in these mergers.
c.	On February 6, 2007, Administración Corporativa Titán, S. A. de C. V., was created, being Corporación Durango, S. A. B. de C. V. the holding company.
d.	On February 15, 2007, Board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. (Ectsa) with the following companies: Envases y Empaques de México, S. A. de C. V., Empaques del Norte, S. A. de C. V., Cartonpack, S. A. de C. V., Durango Internacional, S. A. de C. V., Industrias Centauro, S. A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., Compañía Forestal de Durango, S. A. de C. V., and Papel y Empaques Tizayuca, S. A. de C. V. Ectsa was the surviving company in these merger.

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e.	On February 28, 2007, board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. with Administración Corporativa Titán, S. A. de C. V.
NOTE 16 — NEW ACCOUNTING PRINCIPLES:
Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:
NIF B-3 “Income statement” — Incorporates, among others, a new approach to classify income costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as on ordinary expense and not as a profit tax.
NIF B-13 “Subsequent events” — Requires, among others, recognition of assets and liabilities restructuring in the periods in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.
NIF C-13 “Related parties” — Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.
NIF D-6 “Capitalization of the Financing Integral Result” — Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.
NOTE 17 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP
The Company’s unconsolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP unconsolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP of the consolidated financial statements of the Company.
The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the unconsolidated net income (loss) and stockholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

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Reconciliation of unconsolidated statements of operations:

		Years ended
		December 31,
		2006	2005
Net (loss) gain as reported under Mexican GAAP		$(71,710)	$186,431
Deferred income taxes	i	(108,967)	760,095
Purchase accounting adjustments — depreciation	ii	15,169	327,628
Adjustment for Tizayuca Transaction:	iii
Embedded derivative		(10,782)	—
Financing lease		7,378	—
Debt issuance costs and repurchase of bonds	iv	—	(257,125)
Troubled debt restructuring effect — Net of inflation and Exchange rate effects	v	462,335	545,707
Investment in subsidiaries	vi	(119,810)	(163,318)

U.S. GAAP net income		$173,613	$1,399,418

Reconciliation of unconsolidated stockholders’ equity:

		Years ended
		December 31,
		2006	2005
Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP		$4,786,403	$4,844,456
Deferred income taxes	i	600,895	729,397
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(1,644,870)	(1,644,870)
Accumulated depreciation		452,530	437,361
Adjustment for Tizayuca Transaction:	iii
Embedded derivative		(10,782)	—
Financing lease		7,378	—
Reversal of premium on issuance of shares related to the trouble debt restructuring effect	v	(2,142,652)	(2,604,987)
Investment in subsidiaries	vi	(98,320)	(11,177)

Total U.S. GAAP stockholders’ equity		$1,950,582	$1,750,180

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Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Years ended
	December 31,
	2006	2005
Balance at beginning of the year	$1,750,180	$502,329
Net income under U.S. GAAP	173,613	1,399,418
Deficit from restatement	158,149	(721,529)
Cumulative translation adjustment	(138,129)	323,995
Increase in capital stock and additional paid-in capital — Net	6,769	245,967

Balance at end of the year	$1,950,582	$1,750,180

Comprehensive loss
Comprehensive loss under Mexican GAAP is as follows:

	Years ended
	December 31,
	2006	2005
Net (loss) gain under Mexican GAAP	$(71,710)	$186,431

Other comprehensive (loss) income — Net:	6,888	(388,111)

Net majority comprehensive loss	$(64,822)	($201,680)

Accumulated other comprehensive loss	($8,525,420)	($8,532,308)

The components of Accumulated other comprehensive loss as of December 31, 2006 and 2005 under Mexican GAAP, are as follows:

	Accumulated	Effects of	(Loss)	Accumulated
	initial effect	translation	from holding	other
	of deferred	of foreign	non monetary	comprehensive
	income tax	subsidiaries	assets (1)	loss
Balances at January 1, 2005	($3,484,336)	$276,200	($4,936,061)	($8,144,197)
Currents period changes	—	357,907	(746,018)	(388,111)

Balance at December 31, 2005	(3,484,336)	634,107	(5,682,079)	(8,532,308)
Currents period changes	—	(139,449)	146,337	6,888

Balance at December 31, 2006	($3,484,336)	$494,658	($5,535,742)	($8,525,420)

(1)	For 2006 and 2005, gain (loss) from holding non monetary assets includes deferred tax effect of ($2,694) and ($2,803) respectively, as a result of the application of Statement D-4.

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i. Deferred income tax
Statement of Financial Accounting Standards No. 109, “Accounting For Income Taxes” (SFAS No. 109), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management’s opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.
Temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Statement D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.
The income tax effects of significant items comprising the Company’s net deferred income tax assets and liabilities under U.S. GAAP are as follows:

	Years ended
	December 31,
	2006	2005
Deferred income tax liabilities (assets):

Property, plant and equipment	$27,601	—
Other assets	(13,202)	(32,285)
Other reserves	(648,721)	(729,560)
Asset tax credits	(86,490)	(86,484)
Tax loss carryforwards	(144,642)	(132,331)

Total net deferred income tax (asset) liability-continuing operations	(865,454)	(980,660)

Valuation allowance	231,131	218,814

Total net deferred income tax liabilities	$(634,323)	$(761,846)

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The deferred income tax classification as of December 31, 2006 and 2005 is as follows:

	Years ended
	December 31,
	2006	2005
Deferred income tax assets	$258,732	$218,814
Deferred income tax liability	(893,055)	(980,660)

Deferred income tax — net	($634,323)	($761,846)

For the year ended December 31, 2006 the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred income tax liability:
At December 31, 2004	($351,175)	$(323,280)	($27,895)
At December 31, 2005	(32,449)	($761,846)	$729,397

Net change	$318,726	($438,566)	$757,292

Deferred income tax liability:
At December 31,2005	($32,449)	($761,846)	$729,397
At December 31, 2006	($33,428)	(634,323)	$600,895

Net change	$(979)	$127,523	($128,502)

The net change in the deferred tax liabilities during 2006 and 2005 was allocated to the following components:
Deferred tax liability in 2006:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflect in:
Deferred tax expense line item	$19,610	$127,523	($107,912)
Gain on monetary position	(1,054)		(1,054)

Total income statement effect	18,556	$127,523	(108,967)

Gain from holding non-monetary assets (1)	(19,535)		(19,535)

Total change in deferred tax liability	$(979)	$127,523	($128,502)

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Deferred tax liability in 2005:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflect in:
Deferred tax gain line item	$329,992	($438,566)	$768,558
Loss on monetary position	(8,464)		(8,464)

Total income statement effect	321,528	(438,566)	760,094

Gain from holding non-monetary assets (1)	(2,802)	—	(2,802)

Total change in deferred tax liability	$318,726	($438,566)	$757,292

(1)	Represents the deferred income tax effect resulting from the differences in restating the Company’s non-monetary assets of foreign origin using the Mexican peso against foreign currencies and by applying inflation rates of the countries form which the non-monetary assets originate versus applying the Mexican NCPI.
ii. Purchase accounting adjustments
For various acquisitions that took place in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income over the period in which the Company expects to integrate these operations into the Company. Under Mexican GAAP, negative goodwill was fully amortized into earnings by 2001.
Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and, consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). As such, the U.S. GAAP net income adjustment reflects the difference in depreciation of long-lived assets that results from differences in the carrying value between U.S. GAAP and Mexican GAAP of these assets.
iii. Tizayuca Transaction
During 2006, the Company entered into an agreement with group of creditors to acquire assets of Cartonajes Estrella, a bankrupt corporation. The Company acquired in a combined set of transactions, land & building, machinery, inventory and the workforce. The company also assumed labor liabilities related to workforce as at the acquisition date. Additionally, the Company also entered into a lease agreement for most of the machinery and equipment located at the plant. The acquisition of the various assets of Cartonajes Estrella was considered a business combination under Mexican GAAP and U.S. GAAP. However, while for Mexican GAAP the lease agreement was classified as operating, for U.S. GAAP purposes the transaction normal be accounted for a financing arrangement (see applicable guidance in paragraphs below). This derived in the recognition of a negative goodwill amounting to $519,206 which was allocated pro rata to the acquired non-current assets.

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iv. Debt issuance costs and repurchase of bonds
Under Mexican GAAP, consent fees, other fees and expenses incurred in connection with the issuance of debt may be capitalized and amortized over the term of the debt using a straight-line method. However, for U.S. GAAP purposes some of these costs should be expensed as incurred.
In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $347,017 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, this was a 2005 transaction.

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v. Troubled Debt Restructuring
As described in Note 6, the Company restructured its financial debt with credit institutions and bondholders. As of the date of the restructuring the carrying value of the old debt amounted to Ps. 9,988.4 million, and the face value of the new debt issued amounted to Ps. 6,379.4 million.
Such difference was settled with shares issued by the Company.
Under Mexican GAAP, the Company recorded the new debt at face value plus accrued interest at year end, based on the contractual interest rate specified in the new terms. The unsettled amount of debt of Ps. 3,609.0 million, was attributed to 17% of the Company’s equity. The shares issued were recorded at its par value, and the difference between the par value and the 17% of the equity was recorded under ‘Additional-paid-in capital’ in the statements of changes in shareholders’ equity. No gain or loss was recorded on the restructured debt.
For U.S. GAAP purposes, under SFAS No.15 -— ‘Accounting by Debtors and Creditors for Trouble Debt Restructurings’, the restructuring was deemed to be a ‘trouble debt restructuring’. Therefore, the carrying value of the old debt was reduced by the fair value of the shares granted. No gain was recorded on the restructured debt as the remaining unsettled amount of the debt was less than the total future cash payments specified by the new terms of the debt. Interest expense was computed using an effective interest rate that equals the future cash payments specified by the new terms with the carrying amount of the debt.
vi. Investments in subsidiaries
In accordance with U.S. GAAP, APB 18, “The Equity Method of Accounting for Investments in Common Stock,” as amended by FAS 94, “Consolidation of All Majority-Owned Subsidiaries,” affirms the general concept that the equity method of accounting is an extension of the consolidation concept.
APB 18 states that earnings or losses of a subsidiary and the financial position of a subsidiary must be determined in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for purposes of applying the equity method. Therefore, this adjustment represents the differences between Mexican GAAP and U.S. GAAP applicable to those subsidiaries, after applying the equity method.
2005 Subsequent events — debt restructuring
As mentioned in Note 15, a financial restructuring was achieved. For U.S. GAAP purposes, the accounting for this transaction is effective with the approval by the Creditors on February 23, 2005.

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Although this is a 2005 transaction, based on facts and circumstances, the financial assistance granted by the Company’s creditors was deemed to be a troubled debt restructuring since the Company was experiencing financial difficulties, and there were concessions granted to it based on the guidelines established by EITF 02-4 and SFAS 15 “Accounting by Debts and Creditors for Troubled Debts Restructurings”.
Accordingly, the Company followed FAS 15 to account for this restructuring at fair value. The differences between the fair value of the new debt plus equity granted and the carrying value of the old debt should be recorded in the unconsolidated statements of operations.
U.S. GAAP — New Accounting pronouncements
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.
In June 2005, the FASB published SFAS N° 154, “Accounting changes and Error Corrections a replacement of APB opinion N°20 and FASB Statement N°3” (“SFAS N° 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines as the revising of previously issued financial statements to reflect the correction of an error. SFAS N° 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS N° 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.
SFAS N° 155 “Accounting for certain hybrid financial instruments and amendment of FASB Statements N° 133 and 140” issued on February 2006. This Statements amends FASB Statements N° 133, “Accounting for Derivative Instruments and Hedging Activities, and N° 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue N° D1, ”Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This

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Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issue after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company’s management is in the process of determining the potential impact of adoption this Standard on its consolidated financial position and results of operations.
SFAS N° 156 “Accounting for servicing of financial assets-an amendment of FASB Statement N°140” issued on March 2006. This Statement amends FASB Statement N° 140, ”Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but dos not require, the subsequent measurement of serving assets and serving liabilities at fair value. This Statement permits an entity to reclassify certain available –for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provide that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of serving assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after date of this Statement. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated and results of operations.
_ _ _ _ _

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